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VIA EDGAR

June 29, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Assistant Director

RE:	NewsBeat Social, Inc.

Offering Statement on Form 1-A

Filed March 3, 2016

File No. 024-10529

Dear Ms. Parker:

On behalf of NewsBeat Social, Inc. (the “Company”), we hereby respond to the letter dated June 29, 2016 from you to Mr. Stanley W. Fields, Chief Executive Officer of the Company, setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed March 3, 2016. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

General

1.	We note the FINRA Letter of Acceptance, Waiver, and Consent (AWC) for William R. Hambrecht, in which he was assessed a deferred fine of $15,000 and suspended from association with any FINRA member in any capacity from April 4, 2016 through April 3, 2017 (FINRA Case #2013037680202). Please advise us of Mr. Hambrecht’s involvement, if any, in this offering. Please also advise us of any association Mr. Hambrecht currently has with your underwriter W.R. Hambrecht + Co. Finally, please provide us with an analysis as to whether your offering continues to be exempt from the registration requirements of the Securities Act. In formulating your response, you may wish to refer by analogy to Question 260.15 of the Securities Act Rules Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company notes that (i) the underwriter of the offering, W.R. Hambrecht + Co, LLC (the “Underwriter”), has represented to the Company that Mr. William R. Hambrecht has not been and currently is not involved in the offering, and (ii) the Company is not aware of Mr. Hambrecht having been or currently being involved in the offering. The Underwriter has further represented to the Company that:

Anne Nguyen Parker, Assistant Director U.S. Securities and Exchange Commission RE: NewsBeat Social, Inc. June 29, 2016 Page 2 of 3

•	On March 8, 2016, the Underwriter filed a Form U5, Notice of Termination, with FINRA, to deregister and terminate Mr. Hambrecht’s broker-dealer registration with FINRA.

•	On March 8, 2016, Mr. Hambrecht retired from the Underwriter, and on the same date the Underwriter terminated its association with and employment of Mr. Hambrecht.

•	Since March 8, 2016, Mr. Hambrecht has not been employed by the Underwriter, nor has he been a general partner, managing member, director or executive officer of the Underwriter.

•	Since Mr. Hambrecht’s termination on March 8, 2016, the only relationship between Mr. Hambrecht and the Underwriter has been that Mr. Hambrecht holds an indirect minority equity ownership interest in the Underwriter through his ownership of Hambrecht Partners Holdings, LLC, which is not a managing member of the Underwriter.

•	Accordingly, prior to the effective date of Mr. Hambrecht’s April 4, 2016 suspension by FINRA, Mr. Hambrecht was no longer employed by the Underwriter.

Based on the foregoing, the Company believes that Mr. Hambrecht’s suspension by FINRA does not constitute a disqualification event under Rule 262 of Regulation A, and does not affect the exemption afforded under Regulation A. The relevant portions of Rule 262(a)(6) of Regulation A provide that no exemption under Regulation A is available if:

“(a) . . . any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; any general partner or managing member of any such solicitor; or any director, executive officer or other officer participating in the offering of any such solicitor or general partner or managing member of such solicitor . . . .

(6) Is suspended or expelled from membership in, or suspended or barred from association with a member of, . . . a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade . . . .”

In this instance, Mr. Hambrecht’s suspension from association with the Underwriter did not become effective until April 4, 2016, nearly one month after his association with the Underwriter was terminated. Therefore, Mr. Hambrecht was not, and will not be, a general partner, managing member, director, executive officer or employee of the Underwriter at any time during his suspension. Because Mr. Hambrecht was not, and will not be, a “covered person” under Rule 262 during his suspension, we do not believe that the Underwriter is subject to any disqualification event under Rule 262. Furthermore, as represented by the Underwriter and to the Company’s knowledge, even before Mr. Hambrecht retired and was terminated, he did not participate in the offering and was not paid any direct or indirect remuneration in the offering.

The Company believes that the Staff’s CD&I 260.15 is not relevant to these circumstances, because it addresses the situation where the placement agent or underwriter, or a covered person of such firm, is subject to a disqualification event during the offering. In our instance, the Underwriter’s FINRA registration was not suspended and it continues to be effective, as it has been at all times during the offering. In addition, because Mr. Hambrecht was no longer employed by or associated with the Underwriter and was thus not a “covered person” under Rule 262 with respect to the Underwriter at the time of his suspension by FINRA, no disqualification event has occurred during the offering.

* * * * *

Anne Nguyen Parker, Assistant Director U.S. Securities and Exchange Commission RE: NewsBeat Social, Inc. June 29, 2016 Page 3 of 3

In addition to the foregoing, on behalf of the Company, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Julie Griffith, U.S. Securities and Exchange Commission

Stanley W. Fields, NewsBeat Social, Inc.

Albert Lung, Morgan, Lewis & Bockius LLP